To the Audit Committee of the Board of Directors of The Rushmore Fund, Inc.:

We have examined management's assertion about The
Rushmore Fund, Inc.'s (the Fund's) compliance with the requirements of subsections (b) and (c) of Rule
17f-2 under the Investment Company Act of 1940
(the Act) as of July 19, 1999, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified
Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the following tests performed as of July 19, 1999, and with respect to agreement of security purchases and sales, for the period from January 13, 1999, the date of our last examination, through July 19, 1999:

* Confirmation of all securities held by Rushmore
Trust and Savings, FSB (Rushmore Trust) in book entry form for the account of the Fund;

* Confirmation from Rushmore Trust that the securities held for the account of the Fund were held for the account of Rushmore Trust by the Federal Reserve Book Entry System
(the Fed), as agent for Rushmore Trust;

* Confirmation with the Fed of all securities held by the Fed in book entry form for the account of Rushmore Trust;

* Confirmation with brokers that all purchases and sales outstanding were in agreement with the Fund's records;

* Reconciliation of all such securities to the books and records of the Rushmore Trust and the Fund;

* Confirmation of all repurchase agreements with brokers and agreement of underlying collateral with broker's records;

* Agreement of selected security purchases and security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that The Rushmore
Fund, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment
Company Act of 1940 as of July 19, 1999 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Rushmore Fund, Inc., and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Princeton, New Jersey
August 6, 1999







































Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940


We, as members of management of The Rushmore Fund, Inc.
(the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment
Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of July 19, 1999 and from
January 13, 1999 (last examination date) through July 19,
1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 19, 1999 and from January 13, 1999 (last examination date) through July 19, 1999, with respect to securities reflected in the investment accounts of The Rushmore Fund, Inc.

Daniel L. O'Connor
Chairman



Timothy N. Coakley
Vice President